Lincoln Financial Group 150 N. Radnor Chester Rd. Radnor, PA 19087

Phone: 484-583-8711

Email: sam.goldstein@lfg.com

VIA EDGAR

August 16, 2023

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-4644

RE:	Registrant:	Lincoln Variable Insurance Products Trust (“Trust”)
	File Nos.:	File Nos. 033-70742 & 811-08090
	Fund:	Lincoln U.S. Hedged Equity Fund (the “Fund”)

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (“Securities Act”), the Trust, hereby requests the withdrawal of the below post-effective amendments to its registration statement filed on Form N-1A, as they relate solely to its Lincoln U.S. Hedged Equity Fund series (the “Fund”).

The below amendments were duly submitted via EDGAR and accepted by the Securities and Exchange Commission (the “SEC”) on the dates shown below and were filed to add the Fund as a new series to the Trust.

Post-Effective Amendment Number	Date Filed	Submission Type	Accession Number
232	March 16, 2023	485APOS	0001193125-23-072668
234	May 1, 2023	485BXT	0001193125-23-128978
236	June 30, 2023	485BXT	0001193125-23-180101
237	July 11, 2023	485BXT	0001193125-23-185082
239	July 31, 2023	485BXT	0001193125-23-199021
240	August 15, 2023	485BXT	0001193125-23-213113

The Trust has not offered, and does not currently intend to offer in the near future, shares of the Fund. If and when the Trust decides to offer shares of the Fund, it will file another post-effective amendment to its registration statement.

Please contact me at the number indicated above with any questions regarding this application for withdrawal.

Very truly yours,

/s/Samuel K. Goldstein
Samuel K. Goldstein, Esq.
Chief Counsel – Funds Management

cc:	Ronald A. Holinsky, Esq.
Christian Pfeiffer, Esq.
Sharon Alyanakian
Teriana Griggs

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